SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated April 29, 2003 announcing France Telecom’s first quarter 2003 revenues

www.francetelecom.com

Press release

Paris, April 29, 2003

First Quarter 2003:

7.3% increase in consolidated revenues

Continued sustained growth by Orange and Wanadoo and better resistance in fixed line telephony

TOP Program: First positive results

•	Fixed line telephony in France: slowdown in the decrease in revenues; slowdown in loss of local market share and stabilization of long distance market share; enormous success of local and national calling plans; revenues from broadband Internet access (including Wanadoo) have doubled, reaching 157 million euros; the goal of 2.8 million ADSL customers by the end of 2003 confirmed; double-digit growth in data network solutions.

•	Orange: a refocus on higher value-added customers; positive trends in ARPU confirmed; an increase in revenues from non-voice services.

•	Wanadoo: broadband access doubled in one year, representing nearly 20% of Wanadoo’s customers in Europe and one third of customers in France; increase in revenues from online advertising; 15% growth in revenues from online directories.

•	International: TP Group continued to grow driven by the rapid development of its wireless activities, which offset the loss in fixed line services. Equant experienced an increase in network services despite the difficult global economic situation.

•	TOP: an improvement in operational performance throughout the group

•	increase in operating free cash flow(1): 3.1 billion euros in the first quarter of 2003 compared to 1.9 billion euros in the first quarter of 2002

•	short-term improvements higher than expected

•	successful launch of medium- and long-term improvements

France Telecom	6 Place d’Alleray	Phone : +33 1 44 44 22 22
Corporate Communication	75505 Paris Cedex 15	Fax : +33 1 44 44 80 34
Information Department	France

SA au capital de 4 098 463 604 ¤ - 380 129 866 RCS Paris

FRANCE TELECOM CONSOLIDATED REVENUES

(In millions of euros)		At March 31, 2003	At March 31, 2002 Historical	% Change 2002/2001 Historical	At March 31, 2002 On a comparable basis(*)	% Change 2002/2001 On a comparable basis(*)
Total Revenues		11,376	10,604	7.3	11,011	3.3
Revenues by Product Line:
Orange		4,178	3,850	8.5	3,782	10.5
of	Orange France	1,776	1,689	5.2	1,689	5.2
which	Orange UK	1,426	1,409	1.2	1,294	10.2
	Orange Rest of World	976	752	29.8	799	22.2
Wanadoo		532	375	41.9	393	35.4
of	Access, portals and e-commerce	358	215	66.5	233	53.6
which	Directories	174	160	87	160	8.7
Fixed line, voice and data services – France		4,453	4,766	(6.6)	4,609	(3.4)
	Fixed-line telephony	3,366	3,536	(4.8)	3,537	(4.8)
of	Business Services	780	738	5.7	739	5.5
which	Broadcasting and cable television	69	267	(64.0)	106	(9.4)
	Other revenues	211	225	(6.2)	227	(7.0)
Fixed line, voice and data services – Outside France		2,213	1,613	37.2	2,227	(0.6)
	Equant	600	775	(22.6)	632	(5.1)
of	Fixed line telephony outside France	1,178	348	238.5	1,192	(1.2)
which	Other wireless services outside France and excluding Orange	242	232	4.3	179	35.2
	Other revenues outside France	193	258	(25.2)	224	(13.8)

(*)	In order to provide a basis of comparison with the results as of March 31, 2003, figures on a comparable basis are presented for the first quarter of 2002. To this end, the actual results for the first quarter of 2002 have been adjusted to reflect the same scope of consolidation and exchange rates as in the first quarter of 2003.

France Telecom’s consolidated revenues for the period ended March 31, 2003 were 11.4 billion euros, an increase of 7.3% compared to the year-earlier period.

On a comparable basis(*), France Telecom’s consolidated revenues increased 3.3% for the period ended March 31, 2003, representing increased growth compared to the 2.9% quarterly increase registered in the fourth quarter of 2002. This increase was linked to the improvement in revenues from fixed line telephony in France, which decreased 4.8% for the period ended March 31, 2003 compared to a decrease of 7.5% on a comparable basis(*) in the fourth quarter of 2002, representing an improvement of 2.7 points during the first quarter of 2003. Revenues from Orange and Wanadoo continued to pursue sustained growth at a rate comparable to that observed during the fourth quarter of 2002. France Telecom had 111.7 million customers at March 31, 2003, representing a 23.5% increase on a historical basis and a 6.9% increase on a comparable basis(*).

Orange:

Contributive revenues(2) from Orange reached 4.2 billion euros for the period ended March 31, 2003, an 8.5% increase on a historical basis and a 10.5% increase on a comparable basis(*). Network revenues were 3.9 billion euros, a 10.6% increase (the same as on a comparable basis(*)). Orange and its controlled subsidiaries had 44.9 million customers at March 31, 2003, a 10.8% increase on a historical basis and a 7.1% increase on a comparable basis(*). Net growth in the subscriber base reached 3.0 million new customers in one year. The increase in network revenues was also due in part to the positive trend in ARPU(6) that benefited from the development of non-voice services, which represented 12.6% of network revenues at March 31, 2003.

Contributive revenues(2) from Orange France reached 1.8 billion euros for the period ended March 31, 2003, representing an increase of 5.2% on both a historical basis and a comparable basis(*), with network revenues recording a 4.1% increase. This increase was generated by a 5.2% growth in Orange France’s customer base, which reached 19.231 million at March 31, 2003. ARPU(6) decreased 3.4% (on both a historical basis and a comparable basis(*)) due in large part to successive decreases in call termination rates for calls from fixed line service operators beginning in April 2002 (a decrease of approximately 15%) and in January 2003 (also a decrease of approximately 15%). The effect of these decreases was partially offset by the development in usage levels: average traffic per customer increased 5.8% during the first quarter of 2003. At the same time, non-voice services increased rapidly (25% compared to the first quarter of 2002), representing 11.3% of network revenues compared to 9.4% in the first quarter of 2002. Orange France maintained its leadership position with a 49.4% market share compared to 49.8% at December 31, 2002, a 0.4 point increase compared to March 31, 2002 (market share of 49.0%).

Contributive revenues(2) from Orange UK reached 1.4 billion euros, a 1.2% increase on a historical basis, for the period ended March 31, 2003. On a comparable basis(*), excluding in particular the exchange rate effect, this increase amounted to 10.2%, with an increase in network revenues of 11.3%. This was due in part to the 5.1% increase in Orange UK’s customer base, which reached 13.313 million at March 31, 2003, as well as the significant increase in ARPU(6), which increased by 7.3% in the first quarter of 2003. In addition to the 3.6% increase in average traffic per customer in the first quarter of 2003, total ARPU(6) benefited from the growing contribution of non-voice services, representing 15.8% of network revenues compared to 13.6% in the first quarter of 2002.

Contributive revenues(2) from Orange Rest of World, which represented 23.4% of Orange’s total revenues, increased 29.8% on a historical basis and 22.2% on a comparable basis(*), and benefited from the transfer to Orange as from July 1, 2002of the 71.25% interest in MobiNil formerly held by France Telecom (consolidated in the Fixed line, voice and data services – Outside France segment). The increase on a comparable basis(*) of 22.2% for the period ended March 31, 2003 was due to the rapid growth in the number of subscribers (12.7% on a comparable basis(*) reaching 12.4 million customers at March 31, 2003) as well as the increase in ARPU(6), particularly in Belgium, Switzerland, Denmark, and the Netherlands. On a historical basis, the number of subscribers grew by 29.1%

Wanadoo:

Contributive revenues(2) from Wanadoo reached 532 million euros for the period ended March 31, 2003, a 41.9% increase on a historical basis and a 35.4% increase on a comparable basis(*). Both of Wanadoo’s business segments contributed to this continued growth. Revenues from the “Access, portals and e-commerce” segment increased 53.6% and revenues from the “Directories” segment increased 8.7% on a comparable basis(*).

Access, portals and e-commerce: Wanadoo had 8.8 million active customers at March 31, 2003 compared to 6.7 million customers at March 31, 2002, representing an increase of 32% on a historical basis and an 18.1% increase on a comparable basis(*). The number of broadband customers increased significantly by 131.8%, with 1,613,000 customers at March 31, 2003 compared to 696,000 one year earlier. The share of Wanadoo’s broadband subscribers in the total number of active customers in Europe increased from 10.5% at March 31, 2002 to 18.4% at March 31, 2003. The increase in the number of broadband customers contributed to the growth of ARPU(6) in all markets.

In France, the number of subscribers reached 4.130 million at March 31, 2003, representing annual growth of 26.3% on a historical basis and on a comparable basis(*). The number of Wanadoo’s ADSL subscribers in France more than doubled in one year to reach 1.174 million at March 31, 2003, representing nearly 30% of all users compared to 14.7% one year earlier.

In the United Kingdom, revenues from Freeserve’s access services increased 68.6% mainly due to the growth in the number of active customers which reached 2.7 million at March 31, 2003, or an annual increase of 7.6%. The increasing proportion of contract subscribers (which reached 41% at March 31, 2003, compared to 30% a year earlier) also contributed to the growth in revenues.

Benefiting from an upturn in revenues from online advertising in the first quarter of 2003, revenues from the “Portals” division increased 20.9%. In addition, revenues from e-commerce grew rapidly (a 32.2% increase for the period ended March 31, 2003, on a historical and on a comparable basis(*)). In particular, Alapage recorded 245,000 orders in the first quarter of 2003, representing growth of 52% compared to the first quarter of 2002.

Directory Activities: Revenues from Directories increased 8.7%. This sustained increase in revenues related to the fact that revenues for the first quarter of 2003 benefited from non-recurring revenues. Revenues generated from online directories in France (advertising and website creation) increased 15% for the period ended March 31, 2003. At the same time, revenues from Internet directories in France and Spain (pagesjaunes.fr and qdq.com) continued to grow rapidly (37%).

Fixed line, voice and data services – France

Contributive revenues(2) from Fixed line, voice and data services – France decreased 6.6% for the period ended March 31, 2003 compared to the year-earlier period, related in part to the sale of TDF on December 13, 2002. On a comparable basis(*), the segment has experienced improvement in its trends, with a decrease of 3.4% on a comparable basis(*) following a decrease of 5.7% on a comparable basis(*) recorded in the fourth quarter of 2002. The improvement is particularly significant in fixed line telephony services, where the decrease in revenues on a historical and on a comparable basis(*) amounted to 4.8%, compared to a decrease of 7.5% on a comparable basis(*) in the fourth quarter of 2002, representing a 2.7 point improvement since the beginning of 2003.

The impact of the opening of the local communications market to competition, which affected France Telecom’s revenues from telephone communications in 2002, has subsided in the first quarter of 2003 with the slowdown in France Telecom’s loss of market share in local communications. France Telecom’s market share in local traffic in March 2003 amounted to 79.1% compared to 86.0% in March 2002, representing a decrease of 6.9 points in one year. In comparison, France Telecom’s market share in local traffic in December 2002 amounted to 80.9% compared to 96.8% in December 2001, representing an annual decrease of 15.9 points.

France Telecom’s market share in long distance traffic (domestic and international) remained stable at 63.3% in March 2003 compared to 63.7% in March 2002. The slight decrease of 0.4 point within one year is comparable to the decrease recorded in December 2002 (-0.3 point).

At the same time, subscriptions to calling plans continued to grow rapidly (48% within one year), with nearly 7.4 million subscriptions at March 31, 2003. In addition, the success of the “Heures France” calling plan launched in July 2002 contributed to 70% of the net increase in subscriptions in the first quarter of 2003. The total number of telephone lines remained stable, with 34.1 million lines at March 31, 2003.

In addition, revenues from ADSL broadband Internet access more than doubled compared to the first quarter of 2002 (excluding services billed by Wanadoo) due to the rapid increase in subscriptions. The number of broadband Internet access services for retail customers (including Wanadoo’s ADSL access) more than tripled, to reach 1,777,000 at March 31, 2003 compared to 559,000 the previous year. Sustained growth has continued, with an increase of 418,000 in the first quarter of 2003 following an increase of 521,000 during the previous quarter. This growth will aid France Telecom in reaching its goal of providing ADSL access to 2.8 million subscribers by the end of 2003. ADSL has become a mass market with strong potential and also has capacity to become a growth driver for France Telecom. At the same time, Minitel revenues continued their downward trend.

Revenues from the Business services segment increased 5.7% on a historical basis and increased 5.5% on a comparable basis(*) for the period ended March 31, 2003, generated by a rapid development of solutions in data transmission, which achieved growth of 24.1% on a historical basis and on a comparable basis(*) at March 31, 2003. Excluding the impact of the transfer of Equant customers in France to Transpac, the increase in data transmission revenues amounted to 18.2% (on a historical basis and a comparable basis(*)). This increase was partially offset by the 11.6% decrease on a comparable basis(*) in revenues from standard leased lines (11.3% decrease on a historical basis).

Fixed line, voice and data services – Outside France

Revenues from the Fixed line, voice and data services – Outside France segment increased 37.2% on a historical basis compared to March 31, 2002. This increase was mainly due to a combination of the positive effect of the full consolidation of the Polish operator TP Group (TP S.A. and its subsidiaries) since April 1, 2002 and the unfavorable change in the exchange rate. On a comparable basis(*), contributive revenues(2) from Fixed line, voice and data services – Outside France decreased 0.6% for the period ended March 31, 2003.

Equant:

Contributive revenues(2) from Equant for the period ended March 31, 2002 (600 million euros) decreased 22.6% on a historical basis and 5.1% on a comparable basis(*) compared to the year-earlier period. For the most part, this decrease on a comparable basis(*) reflected the impact of the transfer of Equant’s customers in France to Transpac SA in accordance with the contractual provisions put in place in June 2001 at the time of Equant’s consolidation into the France Telecom group.

Sales in network services, which represented more than half of Equant’s revenues, increased 3.7%. The 12.1% increase in direct sales (including sales completed by Transpac) more than offset the 23.3% decline in revenues from indirect distribution channels. Revenues from integration services, impacted by the general economic downturn, decreased 2.3%. Finally, revenues from SITA decreased 2.6% as a consequence of tariff decreases contractually agreed to in June 2001.

TP Group:

TP Group, fully consolidated as of April 1, 2002, contributed 1.070 billion euros to the revenues of “Fixed line, voice and data services – Outside France” for the period ended March 31, 2003, an increase of 2.1% on a comparable basis(*) compared to the year-earlier period. Fixed line services, which represent nearly 80% of TP Group’s total revenues, recorded a decrease of 3.3% on a comparable basis(*). As of March 31, 2003, the Polish operator had 10.881 million fixed line customers, representing an annual increase of 3.9%. At the same time, on a comparable basis(*), wireless services of the subsidiary PTK Centertel continued strong growth with an increase of 34.1% in the first quarter of 2003. The number of active customers for PTK Centertel’s wireless services was 4.739 million at March 31, 2003 compared to 3.171 million at March 31, 2002, representing an annual increase of 49.4%. In addition to strong growth in wireless services, TP Group benefited from the significant increase in the Internet market, with 1.6 million active customers at March 31, 2003, an increase of 17.7% compared to March 31, 2002.

Key Consolidated Figures at March 31, 2003

At March 31, 2003, the France Telecom group (including France Telecom’s controlled subsidiaries) had a total of 111.7 million customers, broken down as follows:

	Customers (in millions)	Countries
Wireless Communications	50.8	21
Fixed Line Telephony	49.6	10
Internet Access (active customers)	10.5	11
Cable Networks	0.8	1

The number of customers continues to increase at a steady pace. At March 31, 2003, 21.3 million additional customers on a historical basis (of which 17.2 million were related to the consolidation of TP Group) and 7.2 million additional customers on a comparable basis(*) have joined the France Telecom group since the end of the first quarter of 2002, representing an increase of 6.9% on a comparable basis(*).

During the first quarter of 2003, the number of subscribers continued its sustained growth. With an additional 75,000 customers on a historical basis, the first quarter of 2003 was most significantly affected by the divestment of Casema, a cable network operator in the Netherlands. On a comparable basis(*), the first quarter of 2003 recorded an additional 1.6 million customers. The number of active customers for wireless services increased by nearly 1 million within this three-month period while the number of active Internet customers increased by 532,000. At the same time, fixed line services in Europe (outside France) added 137,000 subscribers (also on a comparable basis(*)) due in part to the development of operations in Spain and in Poland.

TOP Program: First positive results

•	A successful launch

•	Immediate gains surpass expectations

•	Transformation of processes underway

The 100 TOP projects launched in January 2003 have created the dynamic anticipated since the beginning of the first quarter of 2003. France Telecom’s long-term goals for improving its operational performances are reflected throughout the group and are delivering the anticipated results.

France Telecom recorded 3.1 billion euros in operating free cash flow(1) in the first quarter of 2003 compared to 1.9 billion euros in the first quarter of 2002, on a comparable basis(*). This improvement of 1.2 billion euros was generated by an increase in revenues of approximately 350 million euros, OPEX(3) gains of approximately 500 million euros and CAPEX(4) gains of approximately 350 million euros.

The improvements recorded since the beginning of the first quarter of 2003 were due, in part, to short-term gains (Quick Wins) that surpassed expectations and were mainly made in purchasing, overhead costs and communications and marketing expenses.

Projects that aim to improve medium- and long-term operational performances were successfully launched. Their impact is less noticeable in the short term, but should gradually become more perceptible throughout the year and until 2005.

In the medium term, the impact of these projects should be realized:

•	in the area of investments (CAPEX(4)) mainly due to an improvement of synergies and a better pooling of resources among France Telecom’s divisions; and

•	in the area of OPEX(3), as a result of an internalization of certain activities and an improvement in certain operational processes.

These permanent sources for improving operational performances will progressively replace short-term gains.

A selective reduction of CAPEX(4) in order to sustain growth: approximately 350 million euros in gains

Approximately 350 million euros in gains were realized in the area of CAPEX(4) in the first quarter of 2003.

Contributions by segment to the reduction in CAPEX(4) broke down as follows: 47% from Fixed line, voice and data services – France, 32% from Orange, 10% from Wanadoo and 11 % from Fixed line, voice and data services – Outside France.

The largest gains were derived:

•	one-third from Orange, mainly as a result of its withdrawal from Sweden and a better allocation of expenses in Switzerland, Denmark and the Netherlands.

•	one-third from “Networks and Operators” due to the completion of the modernization program for switching in France and a decrease in international investments.

The France Telecom group continues to invest, especially in areas of growth and development. The CAPEX(4) of Orange in the first quarter of 2003 remained at generally the same level overall as in 2002 in France and the United Kingdom. A 19% increase in investment expenditures in ADSL should allow for a better deployment of networks and a doubling in the number of ADSL lines in France in 2003. TP Group continues to modernize its network in Poland. WIFI was successfully launched and improvements within France Telecom’s divisions are anticipated in order to modernize the distribution network and business networks.

The decrease in CAPEX(4) was due, in large part, to:

•	an improvement in process, with, for example, the creation of coordination efforts such as the investment committee. This committee oversees the consistency of investments decisions of the France Telecom group. The committee enables France Telecom to better define its priorities in accordance with its strategy;

•	an improved allocation of spending;

•	an improved pooling of resources; and

•	a better adjustment to market needs.

Gains related to OPEX(3): approximately 500 million euros

Approximately 500 million euros in gains were realized in OPEX(3) in the first quarter of 2003, representing a decrease of 6.3% compared to the first quarter of 2002 on a comparable basis(*).

The gains related to OPEX(3) were mainly due to short-term improvements (Quick Wins) linked to reductions in consulting, general and administrative expenses, communication and advertising. On a comparable basis, external purchases decreased by 343 million euros between the first quarter of 2002 (4,809 million euros) and the first quarter of 2003 (4,446 million euros).

On a comparable basis(*), between the first quarter of 2002 and the first quarter of 2003:

•	The “Fixed line, voice and data services – France” segment contributed in the reduction in OPEX(3) by 249 million euros through reductions in equipment purchases and the internalization of certain activities, such as Transpac.

•	Orange’s OPEX(3) decreased by 107 million euros. The restructuring of Orange in Switzerland, Denmark and the Netherlands as well as the withdrawal from Sweden also contributed to the reduction in OPEX(3) in this segment for the first quarter of 2003. The operational restructuring of Orange Corporate generated savings of 15 million euros at the end of March 2003. Reductions were also realized as a result of an improved coordination of corporate communication campaigns and a decrease in sponsoring expenses.

•	At Wanadoo, the optimization of customer services and an improvement in sales and distribution procedures in France and the United Kingdom led to a slight increase in OPEX(3) of 15 million euros, despite a 35.4% growth in activity on a comparable basis(*).

•	Equant contributed to the decrease in OPEX(3) by reducing its access costs and improving process. TP Group successfully pursued its continued restructuring, particularly relating to distribution and customer service. OPEX(3) decreased 133 million euros in the “Fixed line, voice and data services – Outside France” segment.

As a result of the sourcing project, 369 million euros out of the goal of 720 million euros in cash savings to be realized in 2003 has already been contracted and is expected to produce the anticipated results. The first wave of this project was successfully introduced. A purchasing volume of approximately 5.4 billion euros is involved in this first wave of the program for which 18 out of 30 categories had already been launched as of March 31, 2003.

TOP gains momentum

The excellent results of the TOP program confirm the positive momentum of the company, based upon the mobilization of the entire Group, management’s capacity to build a reliable strategy and carry through on its goals, as well as France Telecom’s potential to generate additional cash through an improvement in productivity, for the benefit of its customers worldwide.

The successful launch of the TOP program and its initial results provide France Telecom with greater flexibility to develop its operating activities. France Telecom thus confirms its goal to generate 15 billion euros in free cash flow(5) over the period of 2003-2005 (of which more than 3 billion euros in 2003) dedicated to the reduction of its debt.

In the context of the Ambition FT 2005 Plan, the TOP program will continue to give France Telecom the financial and operational flexibility necessary to become the leading European operator by 2005 in the sectors of fixed line telephony, wireless communications, Internet and business services.

NOTES:

* Comparable basis: In order to provide a basis of comparison with the results as of March 31, 2003, figures on a comparable basis are presented for the first quarter of 2002. To this end, the actual results for the first quarter of 2002 have been adjusted to reflect the same scope of consolidation and exchange rates as in the first quarter of 2003.

(1)	Operating free cash flow: Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan, less acquisitions of tangible and intangible assets excluding GSM and UMTS licenses.

(2)	Contributive revenues: Consolidated revenues excluding intra-group transactions.

(3)	OPEX: Operating expenditures before depreciation and amortization of assets and before amortization of actuarial adjustments in the early retirement plan.

(4)	CAPEX: Acquisitions of tangible and intangible assets, excluding GSM and UMTS licenses.

(5)	Free cash flow: Net cash provided by operating activities, less net cash used in investing activities.

(6)	APRU: Average revenue per user.

Press contacts:

Nilou du Castel	+33 1 44 44 93 93

nilou.ducastel@francetelecom.com

Emilie Richer	+33 1 44 44 93 93

emilie.richer@francetelecom.com

This press release contains “forward-looking statements” about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements may not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in these forward looking statements include, among other things, the success of the announced Ambition FT 2005 program, including the “15+15+15” plan and the Top program. France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuation and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence filed with the Commission des Opérations de Bourse on March 21, 2003 and in its Annual Report on Form 20-F filed with the US Securities and Exchange Commission on the same date. The forward-looking statements in this press release are only valid until the date of this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 30, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information